UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7)
Cenveo, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
15670S105
(CUSIP Number)
May 12, 2009
(Date of Event Which Requires Filing of this Statement)
Burton Capital Management, LLC c/o Cenveo, Inc. One Canterbury Green 201 Broad Street Stamford, CT 06901 Telephone: (203) 595-3000 Attn: Robert G. Burton, Jr.
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Kenneth A. Lefkowitz
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D
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1	NAME OF REPORTING PERSONS Burton Capital Management, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,987,005
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,987,005
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,987,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* OO (limited liability company)

SCHEDULE 13D
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1	NAME OF REPORTING PERSONS Robert G. Burton, Sr. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,790,226
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,790,226
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,790,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 15670S105	Page 4 of 6

This Amendment (“Amendment No. 7”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Burton Capital Management, LLC, a Delaware limited liability company (“BCM”) and Robert G. Burton, Sr. (“Burton Sr.”). BCM and Burton Sr. are collectively referred to as the “Reporting Persons.”

This Amendment No. 7 amends the Schedule 13D originally filed with the Commission on April 7, 2005 (the “Original Schedule 13D”), and amended by Amendment No. 1 thereto, which was filed with the Commission on April 11, 2005 (“Amendment No. 1”), Amendment No. 2 thereto, which was filed with the Commission on May 26, 2005 (“Amendment No. 2”), Amendment No. 3 thereto, which was filed with the Commission on June 10, 2005 (“Amendment No. 3”), Amendment No. 4 thereto, which was filed with the Commission on August 25, 2005 (“Amendment No. 4”), Amendment No. 5 thereto, which was filed with the Commission on September 13, 2005 (“Amendment No. 5”) and Amendment No. 6 thereto, which was filed with the Commission on September 27, 2007 (“Amendment No. 6”).  The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 7 are as defined in the Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3 of the Schedule 13D is amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to acquire the Common Stock reported as purchased by them in Item 5(c) was as follows:

Reporting Person	Shares Reported in Item 5(c)	Amount of Funds*	Source of Funds
Burton Sr.	50,000	$241,800	Personal funds
Burton Sr.	2,162	$10,000	Personal funds
Burton Sr.	2,870	$10,000	Personal funds
__________________
*           Including commissions.

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer

 (a) and (b)

Pursuant to Rule 13d-3 of the Exchange Act (“Rule 13d-3”), BCM beneficially owned 2,987,005 shares of Common Stock on May 15, 2009 (the “Reporting Date”), which was approximately 5.5% of the outstanding Common Stock on such date (assuming 54,606,238 shares outstanding on May 4, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q for the

SCHEDULE 13D
CUSIP No. 15670S105	Page 5 of 6

quarter ended March 28, 2009, which was filed with the Commission on May 6, 2009).  All of such shares were owned of record by BCM.

Pursuant to Rule 13d-3, Burton Sr. beneficially owned 4,790,226 shares of Common Stock on the Reporting Date, which was approximately 8.7% of the outstanding Common Stock on such date (assuming 54,606,238 shares outstanding on May 4, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 28, 2009, which was filed with the Commission on May 6, 2009).  Of such shares, on the Reporting Date, 2,987,005 were owned of record by BCM, 475,000 shares were issuable upon exercise of outstanding stock options, 50,000 shares are “restricted stock” that vest on September 12, 2009, and the remainder of such shares were owned by Burton Sr. in a joint account with his wife.  On the Reporting Date, Burton Sr. also owned unvested options to purchase 125,000 shares of Common Stock that vest on September 12, 2009, unvested options to purchase 100,000 shares of Common Stock that vest in two equal installments on September 12, 2009 and 2010, 25,000 “restricted share units” that vest on September 12, 2009, 75,000 “restricted share units” that vest in two equal installments on September 12, 2009 and 2010, 225,000 “restricted share units” that vest in three equal installments on September 12, 2009, 2010 and 2011, and 400,000 “restricted share units” that vest in four equal installments on September 12, 2009, 2010, 2011 and 2012.

(c)           The following transactions were effected by the identified parties during the 60 days prior to the Reporting Date:

Reporting Person	Date	Transaction	Number of Shares	Price Per Share
Burton Sr.	5/12/09	Buy	50,000	$4.836 *
Burton Sr.	5/1/09	Buy	2,162	$4.6251**
Burton Sr.	4/1/09	Buy	2,870	$3.4843**
_______________
*	Average price per share for transaction effected on the NYSE.
**	Transaction was effected on the NYSE.

Item 7 is amended and supplemented as follows:

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of May 15, 2009 between the Reporting Persons.

SCHEDULE 13D
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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  May 15, 2009

BURTON CAPITAL MANAGEMENT, LLC

By:	/s/ Robert G. Burton, Jr.
Name: ROBERT G. BURTON, JR.
Its: President

/s/ Robert G. Burton, Sr.
ROBERT G. BURTON, SR.